                                                                    Exhibit 2(b)

                                                         [Lincoln Electric Logo]

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan.

For Immediate Release

                                 26 April, 2000

              LINCOLN ELECTRIC HOLDINGS, INC. ("LINCOLN ELECTRIC")

                           RECOMMENDED CASH OFFER FOR

                             CHARTER PLC ("CHARTER")

- The boards of Lincoln Electric and Charter announce that they have agreed the terms of a recommended cash offer, to be made by CSFB on behalf of a wholly-owned subsidiary of Lincoln Electric, to acquire the entire issued and to be issued share capital of Charter.

- Lincoln Electric is a global designer and manufacturer of arc welding products, manufacturing a full line of arc welding equipment and consumable welding products.

- The Offer will be 500 pence in cash for each Charter Share and values Charter's entire issued share capital at approximately GBP 471 million.

-    The Offer represents a premium of 105 per cent. to Charter's share price of
     243.5 pence at the close of business on 25 April, 2000, the last dealing day before this announcement, and a premium of 128 per cent. to the three month average share price of Charter of 219.7 pence.

- Charter shareholders will also be entitled to the final Charter dividend in respect of the year ended 31 December, 1999 of 10.5 pence (net) per Charter Share, payable on 15 May, 2000 to Charter shareholders on the register on 24 March, 2000.

-    Lincoln Electric believes that the acquisition of Charter will:

     - allow Lincoln Electric to extend its international reach, permitting it to service all major geographic regions

     - provide a more complete product portfolio for the enlarged customer base and substantially expand its distribution channels

     - create an organisation which is at the leading edge in all aspects of welding and cutting technology

     - create an organisation which builds on the strength of leadership, expertise and working practices of both companies to further improve efficiencies

- Lincoln Electric has received irrevocable undertakings to accept the Offer from Charter shareholders in relation to approximately 30.8 per cent. of the issued share capital of Charter.


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COMMENTS

Commenting on the Offer, Anthony A. Massaro, Chairman and Chief Executive Officer of Lincoln Electric said:

"This is an excellent transaction for the shareholders and customers of both companies. It allows significant extension of Lincoln Electric's reach in terms of geography, products and technology, and represents a significant step forward in line with our objectives of achieving profitable growth through enhancing our product offering and international expansion.

"After the acquisition, Lincoln Electric will have the scale, reach, manufacturing and research capabilities to better serve our customers world-wide.

"We will be led by an experienced and customer-focused management team comprising managers from both companies, and I am confident that the excellent fit of the two companies will ensure a smooth and orderly transition period."

Commenting on the Offer, Jeffrey Herbert, Chairman of Charter said:

"Charter's management team has made strong progress in recent years in its programme to reform the group and improve performance. We are therefore pleased to recommend this Offer from Lincoln Electric which represents a significant premium over the current market value of our shares. It is also a unique opportunity for our employees to be associated with Lincoln Electric."

This summary should be read in conjunction with the full text of the following announcement and the definitions in Appendix 2.

ENQUIRIES

LINCOLN ELECTRIC HOLDINGS INC.                                Via Financial
Anthony Massaro                                               Dynamics
Jim Schilling                                                 Tel: 020 7831 3113


CSFB (FINANCIAL ADVISOR TO LINCOLN ELECTRIC AND LINCOLN
ELECTRIC GLOBAL)                                              Tel: 020 7888 8888
Timon Drakesmith

FINANCIAL DYNAMICS (PUBLIC RELATIONS ADVISERS
FOR LINCOLN ELECTRIC)                                         Tel: 020 7831 3113
Richard Mountain

CHARTER PLC                                                   Tel: 020 7838 7000
Nigel Smith
Nigel Robson
Neil Jamieson

LAZARD (FINANCIAL ADVISER TO CHARTER)                         Tel: 020 7588 2721
Marcus Agius
Paul Jameson

BRUNSWICK                                                     Tel: 020 7404 5959
Andrew Fenwick
Katie Hall


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                                       3


The Offer will not be made, directly, or indirectly, in or into or by the use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of Canada, Japan or Australia. Copies of this announcement are not being, and must not be, mailed, or otherwise distributed or sent in or into or from the United States, Canada, Japan or Australia and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it into or from the United States, Canada, Japan or Australia.

CSFB, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Lincoln Electric and Lincoln Electric Global and no one else in connection with the Offer and will not be responsible to anyone other than Lincoln Electric and Lincoln Electric Global for providing the protections afforded to customers of CSFB nor for giving advice in relation to the Offer.

Lazard, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for Charter and no one else in connection with the Offer and will not be responsible to anyone other than Charter for providing the protections afforded to customers of Lazard nor for giving advice in relation to the Offer.

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                                       4

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan.

For Immediate Release

                                 26 April, 2000

              LINCOLN ELECTRIC HOLDINGS, INC. ("LINCOLN ELECTRIC")

                           RECOMMENDED CASH OFFER FOR

                             CHARTER PLC ("CHARTER")


1.       INTRODUCTION

The boards of Lincoln Electric and Charter announce that agreement has been reached on the terms of a recommended cash offer to be made by CSFB on behalf of Lincoln Electric Global Limited ("Lincoln Electric Global"), a wholly owned subsidiary of Lincoln Electric, for the entire issued and to be issued share capital of Charter. The Offer is 500 pence in cash for each Charter Share and values the entire issued share capital of Charter at approximately GBP 471 million.

The Offer represents a premium of 105 per cent. to Charter's share price of
243.5 pence at the close of business on 25 April, 2000, the last dealing day before this announcement, and a premium of 128 per cent. to the three month average share price of Charter of 219.7 pence.

Lincoln Electric Global has received irrevocable undertakings to accept the Offer in respect of 14,460,354 Charter Shares (15.4 per cent. of Charter's issued share capital) held by UBS Brinson Limited, 9,725,303 Charter Shares (10.3 per cent.) held by Phillips & Drew Fund Management Limited and 4,740,000 Charter Shares (5.0 per cent.) held by Sterling Investment Group Limited representing, in aggregate, 30.7 per cent. of Charter's issued share capital. The circumstances in which the undertakings will cease to be binding are set out in paragraph 10 below.

In addition, Lincoln Electric Global has received irrevocable undertakings to accept the Offer from those directors of Charter who own Charter Shares in respect of, in aggregate, 95,512 Charter Shares, representing approximately 0.1 per cent. of Charter's issued share capital. The undertakings do not allow the Directors to accept another offer unless the Offer lapses or is withdrawn. In aggregate, therefore, Lincoln Electric Global has received undertakings to accept the Offer in respect of 29,021,169 Charter Shares, representing 30.8 per cent. of Charter's issued share capital.

The Board of Charter, which has been so advised by Lazard, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Charter, Lazard has taken into account the commercial assessments of the directors of Charter. Accordingly, the Board of Charter unanimously recommends all Charter shareholders to accept the Offer, as the directors have undertaken to do with respect to their beneficial holdings.

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                                       5


2.       THE OFFER

The Offer, which will be subject, inter alia, to the conditions and further terms set out below and in Appendix 1 to this announcement and to be set out in full in the Offer Document, will be made on the following basis:

         For each Charter Share                      500 pence in cash

Charter shareholders on the register on 24 March, 2000 will also be entitled to receive the final Charter dividend in respect of the year ended 31 December, 1999 of 10.5 pence (net) per Charter Share payable on 15 May, 2000.

3.       FURTHER DETAILS OF THE OFFER

The Charter Shares will be acquired by Lincoln Electric Global fully paid and free from all liens, equities, charges, encumbrances and other interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid hereafter other than the right to receive and retain the final dividend of
10.5 pence (net) per Charter Share payable on 15 May, 2000, to Charter shareholders on the register on 24 March, 2000.

The Offer will be extended to all existing issued Charter Shares and to any Charter Shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such other date, as Lincoln Electric Global may, subject to the provisions of the City Code, decide) including Charter Shares issued as a result of the exercise of options under the Share Schemes.

The conditions and certain further terms of the Offer are set out in Appendix 1.

4.       BACKGROUND TO AND STRATEGIC RATIONALE FOR THE OFFER

The acquisition of Charter represents a major step in line with Lincoln Electric's corporate objectives of global growth and increased competitiveness in the welding production industry. On a combined basis, the two companies had total proforma sales of approximately USD 2537.4 million in 1999, USD 2,016.7 million in welding and cutting products and USD 520.7 million in air and gas handling and other engineered products.

Welding and Cutting

The potential of the combination of Lincoln Electric's welding business with Charter's ESAB welding business is the key rationale for the transaction; the combined welding and cutting businesses will constitute a leading global welding supplier as a result of Lincoln Electric and ESAB's complementary fit in geography, products and technology.

          Geography

          For the year ended 31 December, 1999, 68.5 per cent. of Lincoln Electric's revenues were generated from North America, 17.2 per cent. from Europe and 14.3 per cent. from the rest of the world. The combined welding and cutting businesses would be better balanced geographically: 49.0 per cent. of 1999 proforma revenues would have been achieved from North America, 35.9 per cent. from Europe and 15.1 per cent. from the rest of the world.

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                                       6


         The world-wide locations of the Lincoln Electric and ESAB manufacturing facilities complement each other in nearly all regions. In Europe, ESAB has extensive facilities in Scandinavia and the Eastern European countries, areas where Lincoln Electric's presence is limited. In the Western hemisphere Lincoln Electric has its main facilities in the USA, Canada and Mexico, while ESAB has significant manufacturing facilities in the two key South American markets of Brazil and Argentina.

         In the Asia-Pacific region, the facilities of the combined welding and cutting businesses would be able to serve all the major markets, with the Lincoln Electric key operations in China, Taiwan and Australia and ESAB's interests in South Korea and India.

         Considered together the two businesses would have a combined manufacturing and distribution presence able to serve all major welding customers world-wide.

         Products

         The combined product programmes of the two welding and cutting businesses would provide a more extensive product line to better serve the total needs of customers. ESAB is a leader in large metal cutting systems, a product area not now offered by Lincoln Electric. Lincoln Electric manufactures the most complete welding machine line in the world, which will now be available for supply by ESAB to its customers. Lincoln Electric is a leader in the supply of welding robotics equipment and systems, which will be able to take advantage of complementary ESAB welding technology.

         Technology

         The technology and research and development strengths of the two welding and cutting businesses are also highly complementary. ESAB has a particularly strong welding research and development program in speciality consumables and certain welding technologies, such as friction stir welding. Lincoln Electric is a technology leader in "state of the art" welding machines, with more than 50 per cent. of its current equipment sales coming from equipment that has been introduced in the last 5 years. Combined, the technology capabilities of the two businesses represent the leading edge in all the aspects of welding products, both consumables and machines.

         Financial benefits

         Lincoln Electric expects to achieve meaningful synergies and operating efficiencies by integrating the two welding businesses. The benefits of combined global purchasing, warehousing, logistics, and administration, as well as large scale production efficiencies should provide immediate cost saving opportunities. Synergies will also provide the potential for reduced capital expenditure requirements. Equally important are the opportunities to improve combined revenues as a result of offering broadened product lines through the existing Lincoln Electric and ESAB sales and distribution channels.

Air and Gas Handling

Lincoln Electric appreciates that there has been significant recent restructuring in the Howden business and that there is underlying value in that business. Howden is a leading global manufacturer of air and gas handling equipment. It has significant experience of air and gas handling technology and a comprehensive product portfolio.
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                                       7


5.       INFORMATION RELATING TO LINCOLN ELECTRIC

Lincoln Electric is a leading world-wide manufacturer of welding and cutting products. Lincoln Electric's products include arc welding power sources, wire feeding systems, robotic welding packages, fume extraction equipment, consumable electrodes and fluxes. Lincoln Electric's products are sold in the United States, Europe and other international markets. Approximately 70 per cent. of Lincoln Electric's sales are into the United States. Lincoln Electric's customers primarily comprise distributors and original equipment manufacturers with a wide range of industrial applications, including the manufacturing of automobiles, trucks, heavy machinery, railcars and ships and the construction of buildings, bridges, oil platforms and pipelines. Lincoln Electric has 23 manufacturing facilities in 16 countries (3 of which are located in the United States) and employs approximately 6,400 people world-wide.

For the financial year ended 31 December, 1999, Lincoln Electric's results under US GAAP comprised consolidated net income before exceptional items of USD 73.9million (1998 USD 93.7million) on net revenues of USD 1,086.2million (1998 USD 1,186.7million). As at 31 December, 1999 Lincoln Electric had net assets of USD 451.5million (1998 USD 490.9million) and net borrowings of USD 75.1million (1998 USD 60.7million). Lincoln Electric's common stock is traded on NASDAQ with a current equity market capitalisation of approximately USD 849 million.

6.       INFORMATION RELATING TO CHARTER

Charter has two principal groupings of operating subsidiaries: ESAB and Howden.

ESAB is a leading world-wide manufacturer of welding and cutting products. ESAB's welding products include welding power sources, cutting systems and consumable electrodes and fluxes. ESAB's products are sold in the United States, Europe and other international markets. Approximately 49 per cent. of ESAB's sales are into Europe. ESAB has a number of manufacturing facilities with a presence in over 30 countries worldwide and is represented in all major markets. ESAB employs approximately 7,400 people world-wide.

Howden is one of the global market leaders in the manufacture of air and gas handling equipment. Howden designs, manufactures and services industrial fans, compressors and heat exchangers for customers across a wide range of industries world-wide.

For the financial year ended 31 December, 1999 Charter's results under UK GAAP comprised profit before interest and tax from continuing operations of GBP 61.9 million (1998 GBP 83.5 million) on net revenues from continuing operations of GBP 896.9 million (1998 GBP 975.2 million). As at 31 December, 1999 Charter had net assets of GBP 40.7 million (1998 net deficit of GBP 96.5 million) and net borrowings of GBP 193.5 million (1998 GBP 357.1 million).

7.       REGULATORY APPROVALS

The Offer is subject to regulatory approvals being obtained in the US and certain European and other countries. Both Lincoln Electric and Charter are committed to working together to obtain the necessary approvals, and Lincoln Electric has given Charter certain assurances in relation to fulfilment of the regulatory conditions to the Offer.

At the request of Lincoln Electric Global and Charter the Panel has agreed that in view of the required regulatory process the period allowed for posting of the Offer Document should be extended by 30 days until 23 June, 2000.

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                                       8


Lincoln Electric Global has agreed that, in the event that the Offer were to lapse as a result of Lincoln Electric Global invoking the regulatory conditions as set out in Part A of Appendix 1 to this document, Lincoln Electric Global will pay GBP 6 million in cash to Charter.

8.       MANAGEMENT AND EMPLOYEES

Lincoln Electric attaches great importance to the skills and experience of the existing management and employees of Charter and believes that as a result of the acquisition there will be greater opportunities. Lincoln Electric Global has given assurances to the Board of Charter that the existing rights of employees of Charter, including pension rights, will be fully safeguarded.

9.       FINANCING

The cash required by Lincoln Electric Global to satisfy the consideration payable to Charter shareholders under the Offer will be provided from committed bank facilities provided by Credit Suisse First Boston and JP Morgan.

10.      GENERAL

The undertaking by UBS Brinson Limited representing approximately 15.4 per cent. of the issued Charter Shares and the undertaking by Phillips & Drew Fund Management Limited representing approximately 10.3 per cent. of the issued Charter Shares will each be suspended if, within 7 days of the date of despatch of the Offer Document, a third party makes a Higher Competing Offer to acquire Charter. The undertaking by Sterling Investment Group Limited, representing approximately 5.0 per cent. of the issued Charter Shares will be suspended if, within 21 days of despatch of the Offer Document, a third party makes a Higher Competing Offer to acquire Charter. For all of these undertakings, if, within 7 days of such Higher Competing Offer, Lincoln Electric Global raises its offer on terms no less favourable than the Higher Competing Offer, the suspension will end and the undertakings will become binding again. For the purposes of this paragraph "Higher Competing Offer" means any higher offer made in respect of the issued ordinary shares of Charter which is at the date of its announcement equal to, or greater than, 550 pence per ordinary share.

Save in respect of those Charter Shares for which Lincoln Electric Global has received irrevocable undertakings to accept the Offer, neither Lincoln Electric Global, nor, so far as Lincoln Electric Global is aware, any person deemed to be acting in concert with Lincoln Electric Global, owns or controls any Charter Shares or has any option to acquire any Charter Shares or derivatives referenced thereto.

The Offer will be on the terms and will be subject to the conditions which are set out in Appendix 1 of this announcement and in the Offer Document (and such further terms as may be required to comply with the provisions of the City
Code).

Charter has committed to make a payment of GBP 4.7 million in cash to Lincoln Electric in the event that a third party offeror makes a bid for Charter which becomes or is declared unconditional.

A copy of this announcement is being posted to Charter shareholders.

CSFB, the financial adviser to Lincoln Electric and Lincoln Electric Global, will despatch the formal Offer Document, containing the full terms and conditions of the Offer. The contents of this announcement do not constitute an offer to acquire, or invitation to sell shares in Charter.

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The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

The Offer will not be made, directly, or indirectly, in or into or by the use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce of, or any facilities or a national securities exchange of Canada, Japan or Australia. Copies of this announcement are not being, and must not be, mailed, or otherwise distributed or sent in or into or from the United States, Canada, Japan or Australia and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it into or from the United States, Canada, Japan or Australia.

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and the businesses of Lincoln Electric and Charter, cost savings, dividends and management's plans and objectives regarding Charter. These statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

Such statements should not be interpreted to mean that earnings per share will necessarily be greater than those for the relevant preceding financial period. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements and forecasts, such as ability to integrate the two welding businesses and realise synergies and achieve cost savings, difficulties of obtaining governmental approvals for new products, delays in new product launches, exposure to fluctuations in exchange rates for foreign currencies, the risk that research and development will not yield new products that achieve commercial success, the risk of substantial product liability claims, exposure to environmental liability, the impact of competition, price controls and price reductions and inflation, adverse economic conditions, interruptions in production, inability of the company to market existing and new products effectively and the risk of loss or expiration of patents and trademarks.

The issue of this announcement by Lincoln Electric, Lincoln Electric Global and Charter has been approved for the purposes of section 57 of the Financial Services Act 1986 by CSFB and Lazard, each of which is regulated by The Securities and Futures Authority Limited.

In this document unless otherwise stated GBP has been converted to USD at an exchange rate of GBP1:USD1.618.


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                                   APPENDIX 1

                CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

PART A: CONDITIONS OF THE OFFER

The Offer will be made in compliance with the applicable rules of the London Stock Exchange and the City Code and is subject to the following conditions:

(a) valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. on the first closing date of the Offer (the "FIRST CLOSING DATE") or such later time(s) and/or date(s) as Lincoln Electric Global may, subject to the Code, decide in respect of not less than 90 per cent. (or such lesser percentage as Lincoln Electric Global may decide) of the Charter Shares to which the Offer relates, provided that this condition will not be satisfied unless Lincoln Electric and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, Charter shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of Charter, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any Charter shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition: (i) shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry on issue; and (ii) the expression "CHARTER SHARES TO WHICH THE OFFER RELATES" shall be construed in accordance with sections 428 to 430F of the Companies Act 1985;

(b) it being established, in terms reasonably satisfactory to Lincoln Electric Global, that the proposed acquisition of Charter by Lincoln Electric Global or any matter arising from that acquisition will not be referred to the Competition Commission;

(c) all filings having been made and all applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the Offer and the proposed acquisition of any shares in, or control of, Charter by Lincoln Electric Global;

(d) all merger control or similar approvals, clearances or consents having been obtained in any jurisdiction in which there is a requirement for such approval, clearance or consent before the Offer and the proposed acquisition of any shares in, or control of, Charter by Lincoln Electric Global may be implemented or voting rights in respect of Charter shares may be exercised by Lincoln Electric Global;

(e) no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (a "THIRD PARTY") having instituted or threatened any action, proceeding, suit, investigation or enquiry or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:


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                                       11


         (i) make the Offer or the acquisition of any Charter shares, or control of Charter, by any member of the Wider Lincoln Electric Group void, unenforceable or illegal or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any Charter shares, or control of Charter, by Lincoln Electric in a way which is material in the context of the Offer;

         (ii) require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Lincoln Electric Group or the Wider Charter Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct their respective businesses and to own any of their respective assets or properties in each case to an extent which is material in the context of the Wider Lincoln Electric Group taken as a whole or (as the case may be) the Wider Charter Group taken as a whole;

         (iii) impose any limitation on the ability of any member of the Wider Lincoln Electric Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any member of the Wider Charter Group or on the ability of any member of the Wider Charter Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares in any other member of the Wider Charter Group in each case to an extent which is material in the context of the Wider Lincoln Electric Group taken as a whole or (as the case may be) the Wider Charter Group taken as a whole;

         (iv) require any member of the Wider Lincoln Electric Group or the Wider Charter Group to offer to acquire any shares in any member of the Wider Charter Group owned by any third party in each case to an extent which is material in the context of the Wider Lincoln Electric Group taken as a whole or (as the case may be) the Wider Charter taken as a whole;

         (v) otherwise adversely affect the business, profits or prospects of any member of the Wider Lincoln Electric Group or of the Wider Charter Group in each case to an extent which is material in the context of the Wider Lincoln Electric Group taken as a whole or (as the case may be) the Wider Charter Group taken as a whole, and all applicable waiting periods during which any such Third Party could institute or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(f) all necessary filings having been made and all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer or the acquisition of any shares in, or control of, Charter by Lincoln Electric Global or any member of the Wider Lincoln Electric Group and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals ("AUTHORISATIONS") necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, Charter by Lincoln Electric Global being obtained in terms and in a form reasonably satisfactory to Lincoln Electric Global from appropriate Third Parties or from any persons or bodies with whom any member of the Wider Lincoln Electric Group or the Wider Charter Group has entered into contractual arrangements, in each case where absence of such authorisations would have a material adverse effect on the Wider Charter Group taken as a whole, and such authorisations together with all authorisations necessary for any member of the Wider Charter Group to carry on its business (where such business is material in the context of the Wider Charter Group taken as a whole and where the absence of such authorisations would have a material adverse affect on the Wider Charter Group taken as a whole) remaining in full force and effect and no intimation of any intention to revoke or not to renew any of the same having been made under the laws or regulations of any jurisdiction and all necessary statutory or regulatory obligations in any jurisdiction having been complied with, and which, in each case, is material in the context of the Wider Charter Group taken as a whole;

(g) save as fairly disclosed in writing since 1 January, 2000 and on or before 24 April, 2000 by Charter and/or its advisers to Lincoln Electric and/or its advisers in the context of the Offer there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Wider Charter Group is a party or by or to which any such member or any of their assets may be bound or be subject which, as a result of the making or implementation of the Offer or the acquisition by Lincoln Electric Global of the share capital of Charter or any part thereof or because of a change in the control or management of Charter would or might reasonably be expected to result in (to an extent which is materially adverse in the context of the Wider Charter Group taken as a whole):

         (i) any moneys borrowed by or any indebtedness (actual or contingent) of any such member becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited or any such arrangement, agreement, licence or instrument being terminated or modified or any onerous obligation arising or any action being taken or arising thereunder;

         (ii) the creation or enforcement of any mortgage, charge or other security whether existing or having arisen over the whole or any part of the business, property or assets of any such member;

         (iii) the interests or business of any such member in or with any other person, firm or company (or any arrangements relating to such interest or business) being terminated or adversely affected;

         (iv) any such member ceasing to be able to carry on business under any name under which it presently does so;

         (v) any material assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business; or

         (vi) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected;

(h) save as fairly disclosed in writing since 1 January, 2000 by Charter and/or its advisers to Lincoln Electric and/or its advisers in the context of the Offer and on or before 24 April, 2000, and except as disclosed in the Annual Report and Accounts of Charter for the year ended 31 December, 1999 or as publicly announced to the London Stock Exchange Company Announcements Office by or on behalf of Charter on or before 24 April, 2000 no member of the Wider Charter Group having since 31 December, 1999:

         (i) save as between Charter and wholly-owned subsidiaries of Charter or upon the issue of options pursuant to or the exercise of rights to subscribe for Charter shares pursuant to options granted under the Charter Share Option Schemes, issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

         (ii) save for the final dividend of 10.5p per share payable on 15 May, 2000, declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than a distribution by any wholly-owned subsidiary of Charter;

         (iii) made, authorised or proposed or announced an intention to propose any merger, demerger, acquisition, disposal or transfer of assets (other than in the ordinary course of business) or shares where any of the foregoing is material in the context of the Wider Charter Group taken as a whole;

         (iv) made, authorised or proposed or announced its intention to propose any change in its share or loan capital;

         (v) issued, authorised or proposed the issue of any debentures or (save in the ordinary course of business) incurred any indebtedness or contingent liability which is, in any case, material in the context of the Wider Charter Group taken as a whole;

         (vi) entered into, varied or terminated, or authorised, proposed or announced its intention to enter into, vary or terminate any arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) otherwise than in the ordinary course of business and which involves or could involve an obligation of a nature or magnitude which is material in the context of the Wider Charter Group;

         (vii) entered into or varied the terms of any service agreement with any director of Charter;

         (viii) otherwise in the ordinary course of business, disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset which is material in the context of the Wider Charter Group taken as a whole or entered into any contract, transaction, reconstruction, amalgamation or arrangement otherwise than in the ordinary course of business;

         (ix) entered into any contract or other transaction otherwise than in the ordinary course of business and which is material in the context of the Wider Charter Group taken as a whole;

         (x) proposed any voluntary winding up or had any order made for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or a substantial part of its assets and revenues;

         (xi) waived or compromised any claim, which is material in the context of the Wider Charter Group taken as a whole;

         (xii) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees, in each case which is material in the context of the wider Charter Group taken as a whole;

         (xiii) entered into an agreement which will result in the restriction of the scope of the business of the Wider Charter Group and will have a material adverse affect on the Wider Charter Group taken as a whole; or

         (xiv) entered into any contract, commitment or agreement or passed any resolution in general meeting with respect to any of the transactions, matters or events referred to in this paragraph;

         and for the purpose of this condition "MATERIAL" shall mean material in the context of the Wider Charter Group taken as a whole;

(i) save as fairly disclosed in writing since 1 January, 2000 and on or before 24 April, 2000 by Charter and/or its advisers to Lincoln Electric and/or its advisers in the context of the Offer (or as disclosed in the Annual Report and Accounts of Charter for the year ended 31 December, 1999 or the Interim Financial Statements of Charter for the six months ended 30 June, 1999 or as publicly announced to the London Stock Exchange Company Announcements Office by or on behalf of Charter on or before 24 April, 2000 since 31 December, 1999:

         (i) no material adverse change in the business, financial or trading position or profits or prospects of any member of the Wider Charter Group having occurred which is materially adverse in the context of the Wider Charter Group taken as a whole;

         (ii) no material litigation, arbitration proceedings, prosecution, awards, judgements or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Charter Group or to which any member of the Wider Charter Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party or other investigative body against or in respect of any member of the Wider Charter Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Charter Group which is likely to materially and adversely affect the Wider Charter Group taken as a whole; and

         (iii) no contingent or other liability having arisen which might be likely adversely to affect any member of the Wider Charter Group which is materially adverse in the context of the Wider Charter Group taken as a whole;

(j)      Lincoln Electric Global not having discovered that:

         (i) any financial, business or other information publicly disclosed at any time by any member of the Wider Charter Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is material and adverse to the financial or trading position of the Wider Charter Group taken as a whole;

         (ii) any member of the Wider Charter Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts of Charter for the year ended 31 December, 1999, or the Interim Financial Statements of Charter for the six months ended 30 June, 1999 and which is material in the context of the Wider Charter Group taken as a whole;

         (iii) any past or present member of the Wider Charter Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters, which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Charter Group which is material in the context of the wider Charter Group taken as a whole; or

         (iv) there is or is likely to be any liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Charter Group under any environmental legislation, regulation, notice, circular or order of any Third Party and which is material in the context of the Wider Charter Group taken as a whole;

Lincoln Electric Global reserves the right to waive all or any of conditions (b) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Lincoln Electric to have been or remain satisfied by midnight on the day which is 21 days after the later of the First Closing Date and the date on which the Offer becomes or is declared unconditional as to acceptances (or such later date as Lincoln Electric Global may, with the consent of the Panel, decide). Lincoln Electric shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (j) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Lincoln Electric Global is required by the Panel to make an offer or offers for any Charter Shares under Rule 9 of the Code, Lincoln Electric Global may make such alterations to the above conditions as are necessary to comply with that Rule.

If before the First Closing Date or the date when the Offer becomes unconditional as to acceptances (whichever is the later) the acquisition of Charter is referred to the Competition Commission, the Offer will lapse.

As used in this Part A:

         "WIDER LINCOLN ELECTRIC GROUP" means Lincoln Electric and its subsidiary undertakings, associated undertakings and any other undertakings in which Lincoln Electric and such undertakings (aggregating their interests) have a substantial interest;

         "WIDER CHARTER GROUP" means Charter and its subsidiary undertakings, associated undertakings and any other undertakings in which Charter and such undertakings (aggregating their interests) have a substantial interest; and

         for these purposes "SUBSIDIARY UNDERTAKING", "ASSOCIATED UNDERTAKING" and "UNDERTAKING" have the meanings given by the Companies Act 1985 (but for this purposes ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act 1985) and "SUBSTANTIAL INTEREST" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking.

PART B: CERTAIN FURTHER TERMS OF THE OFFER

The Charter Shares will be acquired by Lincoln Electric Global fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party right of any nature whatsoever and together with all rights attaching thereto including the right to receive in full all dividends and other distributions declared, paid or made other than the dividend of 10.5 pence (net) payable on 15 May, 2000.

The Offer is not being made, directly or indirectly, in or into the USA, Canada, Australia or Japan, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Such means or instrumentalities include, but are not limited to, facsimile transmission, telex and telephone. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into the USA, Canada, Australia or Japan.

                                   APPENDIX 2

DEFINITIONS

The following definitions apply throughout this press release unless the context requires otherwise.


Lincoln Electric              Lincoln Electric Holdings, Inc.

Lincoln Electric Global       Lincoln Electric Global Limited

Board of Charter              The board of directors of Charter

"City Code" or "Code"         The City Code on Takeovers and Mergers

CSFB Credit Suisse First Boston (Europe) Limited, financial adviser to Lincoln Electric

Charter                       Charter plc

Charter shareholders          Holders of Charter Shares

Charter Shares                Ordinary shares of two pence each in the capital
                              of Charter

Lazard Lazard Brothers & Co., Limited, financial adviser to Charter

Offer The recommended offer to be made by CSFB, on behalf of Lincoln Electric Global, to acquire all of the Charter Shares on the terms and subject to the conditions set out or referred to in the Offer Document, including, where the context so requires, any subsequent revision, variation, extension or renewal thereof

Offer Document                The offer document to be addressed to Charter
                              shareholders in connection with the Offer

Panel                         The Panel on Takeovers and Mergers

Share Schemes                 Charter plc Equity Partnership Plan;
                              Charter plc Unapproved Executive Share Option
                              Scheme; Charter plc Approved Executive Share
                              Option Scheme; Charter Consolidated PLC Share
                              Option Scheme 1983; Charter plc 1994 Employee
                              Share Participation Plan and Charter plc 2000
                              Annual Incentive Scheme.